UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Carey, Hugh L.
   Whitman Breed Abbott & Morgan
   200 Park Avenue
   New York, NY  10166
   USA
2. Issuer Name and Ticker or Trading Symbol
   Triarc Companies, Inc.
   TRY
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Class A Common Stock         |01/01/|J(1)|533               |(A)|$11.71(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |01/21/|J(1)|82                |(A)|$12.14(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |03/20/|J(1)|68                |(A)|$14.66(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |04/01/|J(1)|407               |(A)|$15.35(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |04/14/|J(1)|61                |(A)|$16.09(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |04/29/|J(1)|57                |(A)|$17.27(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |05/29/|J(1)|49                |(A)|$20.35(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |06/04/|J(1)|47                |(A)|$21.21(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |07/15/|J(1)|288               |(A)|$21.63(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |07/24/|J(1)|48                |(A)|$20.55(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |09/18/|J(1)|48                |(A)|$20.61(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |10/01/|J(1)|312               |(A)|$20.02(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |10/23/|J(1)|51                |(A)|$19.30(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Class A Common Stock         |11/20/|J(1)|86                |(A)|$22.90(2)  |                   |(D)   |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Options (right to |$22.25  |06/04|(A) |3,000      |A  |(3)  |06/04|Class A Comm|3,000  |       |3,000       |(D)|            |
buy) with tandem tax wit|        |/97  |    |           |   |     |/07  |on Stock    |       |       |            |   |            |
hholding rights         |        |     |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Shares were issued pursuant to the Company' Equity Participation Plan in lieu of annual retainer of Board of Directors or committee meeting attendance fees that would otherwise be payable in cash.
(2) In accordance with the Company's Equity Participation Plan, the price is the average of the closing price per share on the 20 consecutive trading days immediately preceding the date on which the annual retainer or meeting attendance fee would otherwise be payable.
(3) One-half 06/04/98 and one-half
06/04/99.
SIGNATURE OF REPORTING PERSON
HUGH L. CAREY
DATE
February 10, 1998